AtheroNova Inc.
2301 Dupont Drive, Suite 525
Irvine, CA 92612

May 5, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

RE:	Form AW – Application for Withdrawal of AtheroNova Inc.’s Post-Effective Amendment No. 1 to Form S-1 Registration Statement (No. 333-167866) filed on May 4, 2011, Accession No. 0001437749-11-002787

Ladies and Gentlemen:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, in accordance with discussions between counsel for AtheroNova Inc. (“AtheroNova”) and the Staff of the Division of Corporation Finance, AtheroNova hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced amendment (the “Amendment”).  The submission header which was used for EDGAR identification purposes incorrectly characterized the above-referenced filing as a pre-effective amendment, rather than as a post-effective amendment.  AtheroNova will file the post-effective amendment with the proper EDGAR submission header (the “Corrective Amendment”).

AtheroNova confirms that no securities have been issued or sold pursuant to the Amendment.  Accordingly, AtheroNova hereby respectfully requests the immediate withdrawal of such Amendment so that AtheroNova may file the Corrective Amendment.

If you have any questions regarding the foregoing request for withdrawal, please contact counsel to AtheroNova identified in the Corrective Amendment.

Sincerely, ATHERONOVA INC. /s/ Mark Selawski Mark Selawski Chief Financial Officer & Secretary